Exhibit ((g)(2)
AMENDED
APPENDIX B
Custody Agreement Between
The Huntington National Bank and Valued Advisers Trust
Series of the Trust
Golub Group Equity Fund
TEAM Asset Strategy Fund
Geier Strategic Total Return Fund
Cloud Capital Strategic Large Cap Fund
Cloud Capital Strategic Small Cap Fund
Cloud Capital Conservative Long/Short Fund
Angel Oak Multi-Strategy Income Fund